 Filed pursuant to Rule 253(g)(2)

File No. 024-10938

GOLFSUITES 1, INC.

EXPLANATORY NOTE

This Supplement to the Offering Circular should be read in conjunction with the Offering Circular dated May 20, 2019 and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular and related supplements are available here: https://www.sec.gov/Archives/edgar/data/1765347/000114420419027542/tv522204_253g2.htm; https://www.sec.gov/Archives/edgar/data/1765347/000110465920008574/tv537081_253g2.htm; and https://www.sec.gov/Archives/edgar/data/1765347/000110465920051202/tm2016783-1_253g2.htm.

Additional information about the Company is available in its 2019 Semi-Annual Report filed on Form 1-SA, available here: https://www.sec.gov/Archives/edgar/data/1765347/000114420419046426/tv530292_1sa.htm; and in its 2018 Special Financial Report filed on Form 1-K, available here: https://www.sec.gov/Archives/edgar/data/1765347/000114420419044920/tv529564_partii.htm, and each is hereby incorporated by reference herein.

SUPPLEMENT TO OFFERING CIRCULAR DATED MAY 20, 2019

THIS SUPPLEMENT IS DATED APRIL 29, 2020

GolfSuites 1, Inc. (the “Company”) will not be able to meet the filing deadline, April 29, 2020, for its annual on Form 1-K due to circumstances related to COVID-19. As a result, the Company intends to take advantage of relief afforded under Rule 257(f) of the Securities Act to file its 1-K as soon as possible prior to June 13, 2020.

Set forth below is the preliminary unaudited 2019 financial information for the Company. The following information includes preliminary data and financial information with respect to our results for 2019. This information has not been audited or reviewed, and when such audit or review takes place, we may need to make adjustments, which may be significant. Additionally, these preliminary results do not include footnotes which are an essential part of any complete financial statement.

GOLFSUITES 1, INC.

BALANCE SHEET

December 31, 2019

ASSETS:
Cash	$13,490
TOTAL ASSETS	$13,490

LIABIITIES:
Advances due to KGEM Golf, Inc. (parent company)	$710,678

SHAREHOLDER EQUITY:
Common stock	$160
Preferred stock	361,922
Net loss for year ended December 31, 2019	(1,054,293)
Dividends paid	(4,977)
Total shareholder equity	(697,188)
TOTAL LIABILITIES and SHAREHOLDER EQUITY	$13,490

GOLFSUITES 1, INC.

INCOME STATEMENT

Year Ended December 31, 2019

INCOME:	$0
EXPENSES:
Regulation A Plus Share-sale Costs –
Share-sale hosting	$268,585
Legal costs	205,500
Advertising and marketing	580,208

TOTAL EXPENSES:	$1,054,293
NET LOSS	($1,054,293)